EXHIBIT 8.1

SUBSIDIARIES OF ELETROBRAS

Name	Percentage of Shareholding
Eletronorte	99.48%
Chesf	99.58%
Furnas	99.56%
Eletrosul	99.88%
Eletronuclear	99.91%
CGTEE	99.99%
Itaipu Binacional(*)	50.00%
Amazonas D(**)	100.00%
Amazonas GT	100.00%
Eletroacre	96.71%
CEAL	100.00%
CEPISA	100.00%
CERON	100.00%
Boa Vista Energia	100.00%
Eletrobras Eletropar	83.71%

(*)         Jointly controlled with ANDE (Paraguay)

(**)  Former Manaus Energia